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                                                                    EXHIBIT 77D

Columbia Portfolio Builder Conservative Fund
Columbia Portfolio Builder Moderate Conservative Fund
Columbia Portfolio Builder Moderate Fund
Columbia Portfolio Builder Moderate Aggressive Fund
Columbia Portfolio Builder Aggressive Fund

Each Fund is a "fund of funds" that seeks to achieve its objective by investing in a (i) combination of underlying funds for which the investment manager, Columbia Management Investment Advisers, LLC or an affiliate acts as investment manager or principal underwriter and (ii) up to 20% of its net assets in other underlying funds (including unaffiliated funds and exchange-traded funds
(ETFs), equity and fixed income securities, treasury inflation protected securities (TIPS), and derivatives such as futures contracts (including fixed income and index futures).